This is the form of material change report required under Section 85(1) of the Securities Act.

FORM 53-901F

SECURITIES ACT

1. Reporting Issuer

AVINO SILVER & GOLD MINES LTD.

#400, 455 Granville Street

Vancouver, BC V6C 1T1

2. Date of Material Change

January 14, 2002

3. Press Release

Issued January 14, 2002

4. Summary of Material Change

The Avino Mine in Durango, Mexico has been temporarily suspended.

5. Full Description of Material Change

On January 14, 2002 the Company was notified by Cia Minera de Avino, S.A. that the mine in Durango, Mexico, for which the Company has a 49% equity interest in, has been temporarily suspended. The decision to suspend was due to the continued decline in the silver, gold and copper prices. The mine will be maintain on standby pending improved metal prices.

6. Reliance of Section 67(2) of the Act

N/A

7. Omitted Information

N/A

8. Senior Officers

Contact Person: Louis Wolfin, President Business Telephone Number: (604) 682-3701

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, BC. this 25th day of January 2002.

AVINO SILVER & GOLD MINES LTD.

/s/ Louis Wolfin

Per: Louis Wolfin, President